UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Apollomics Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G0411D107

(CUSIP Number)

May 8, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	NAMES OF REPORTING PERSON Maxpro Investment Co., Ltd
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER

10,577,029 (1)
	(6)	SHARED VOTING POWER

0
	(7)	SOLE DISPOSITIVE POWER

10,577,029 (1)
	(8)	SHARED DISPOSITIVE POWER

0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,577,029 (1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.70% (2)
(12)	TYPE OF REPORTING PERSON

FI

(1)	Maxpro Investment Co., Ltd may be deemed to beneficially own 10,577,029 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of Apollomics Inc. (the “Issuer”), consisting of (i) 10,194,634 Class A Ordinary Shares and (ii) 382,395 Class A Ordinary Shares issuable upon exercise of warrants exercisable within 60 days of the date of this filing.
(2)	On April 24, 2024, the Issuer had 89,495,790 Class A Ordinary Shares issued and outstanding, as reported in the Issuer’s Rule 424(b)(3) Prospectus, filed with the Securities and Exchange Commission (the “SEC”) on April 24, 2024. On May 8, 2024, the Issuer issued 19,166,666 Class A Ordinary Shares in a private placement with certain accredited investors. Calculations are based on a total of 108,662,456 Class A Shares issued and outstanding as of the date of this filing.

CUSIP No. G0411D107	Schedule 13G/A	Page 3 of 4

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to Schedule 13G (this “Amendment”) amends and supplements the Schedule 13G originally filed with the SEC by Maxpro Investment Co., Ltd (the “Reporting Person”) on May 20, 2024 (the “Original Schedule 13G”) regarding the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Apollomics Inc. (the “Issuer”). Except as set specifically amended by this Amendment, all items in the Original Schedule 13G remain unchanged.

Item 4. Ownership:

Information with respect to the beneficial ownership of securities of the Reporting Person, is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

As reported in the cover page to this report, the ownership information with respect to the Reporting Person is as follows:

(a)	Amount Beneficially Owned: See line 9 of page 2.

(b)	Percent of Class: See line 11 of page 2.

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See line 5 of page 2.

(ii)	Shared power to vote or to direct the vote: See line 6 of page 2.

(iii)	Sole power to dispose or to direct the disposition of: See line 7 of page 2.

(iv)	Shared power to dispose or to direct the disposition of: See line 8 of page 2.

As of the date of this filing, the Reporting Person may be deemed to beneficially own 10,577,029 Class A ordinary Class A Ordinary Shares, consisting of (i) 10,194,634 Class A Ordinary Shares and (ii) 382,395 Class A Ordinary Shares issuable upon exercise of warrants exercisable within 60 days of the date of this filing, constituting approximately 9.70% of the issued and outstanding Class A Ordinary Shares of the Issuer (the “Shares”).

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person, or any of its subsidiaries or affiliates, is or are the beneficial owners of the Shares for any other purpose than Section 13(d) and 13(g) of the Act, as amended.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to an investment company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: May 30, 2024

/s/ Yi Kuei Chen
Name:	Yi Kuei Chen
Title:	Director